Exhibit 1 Buenos Aires, April 23, 2012

Mr. President of the Argentine
Ssecurities Commission
Sr. Alejandro Vanoli
S                     /                     D.

Ref:	Relevant Fact (Hecho Relevante). Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) announces its acceptance of an offer to transfer assets.

Dear Sirs,

I hereby inform the Comisión Nacional de Valores, in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”), that the Board of Directors, in its meeting held on April 23, 2012, accepted the Offer Letter (Carta Oferta) AA-01 sent by Salta Inversiones Eléctricas S.A. (the “Purchaser”) dated April 16, 2012, pursuant to which the Purchaser made to both EDENOR and its subsidiary, EMDERSA Holding S.A., an offer to acquire shares representing: (i) 78.44% of the share capital and voting rights of EDESA Holding S.A., a company (Sociedad Anónima) currently in the process of incorporation as a result of a spin-off process from Empresa Distribuidora Eléctrica Regional S.A (“EMDERSA”) currently in progress and which, once concluded, will result in ownership of 90% of the share capital and voting rights of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), which in turn owns 99.99% of the share capital and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (“ESED”), and (ii) the remaining 0.01% of ESED.

The offered price is payable by delivering sovereign debt securities of Argentina for a value that, as of today, amounts to the sum of AR$99,000,000 (Argentine pesos ninety-nine million), and which must be paid on the initial closing date (scheduled for May 5 at the latest), except for a one-sixth of such sum, which the Buyer shall pay in five equal, consecutive and annual installments, the first of which is due on May 5, 2013.

Also, under the offer the Purchaser agreed that: (a) no later than the initial closing date, EDESA will (i) pay in full the loan agreement granted by EDENOR to EDESA dated March 4, 2011, for an aggregate amount equal to AR$131,319,500, plus interest accrued until the repayment date and (ii) release EMDERSA of all liability under the guarantee granted by EMDERSA to EDESA in connection with the syndicated loan granted to EDESA and other subsidiaries of EMDERSA by several banks; and (b) EDESA will pay upon maturity the notes (obligaciones negociables)  issued in November 2010, whose current aggregate outstanding amount equals AR$3.8 million.

Sincerely yours,

Diego Manuel Allegue
EDENOR S.A.
Apoderado